600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

September 20, 2013

VIA EDGAR AND FEDEX

Ms. Mara L. Ransom

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Energy Partners LP Holdings, LLC

Draft Registration Statement on Form S-1

Submitted August 6, 2013

CIK No. 0001582966

Dear Ms. Ransom:

Set forth below are the responses of Cheniere Energy Partners LP Holdings, LLC, a Delaware limited liability company (“Holdings,” “we,” “us,” or “our”), a wholly owned subsidiary of Cheniere Energy, Inc., a Delaware corporation (“Cheniere”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 5, 2013, with respect to Holdings’ confidential draft Registration Statement on Form S-1, submitted to the Commission on August 6, 2013 (the “Draft Registration Statement”), including the prospectus contained therein (the “Prospectus”). Each response below has been prepared and is being provided by Holdings, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are publicly filing, through EDGAR, a Registration Statement on Form S-1 (the “Form S-1”). For the Staff’s convenience, we have hand-delivered three copies of the Form S-1, together with three copies of the Form S-1 that are marked to show all revisions to the Form S-1 since the initial submission of the Draft Registration Statement.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form S-1, unless indicated otherwise.

Austin     Beijing     Dallas     Houston     London     New York     Research Triangle Park     The Woodlands     Washington, DC

Ms. Mara L. Ransom

September 20, 2013

General

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Please revise throughout the prospectus to include all information that may not properly be excluded under Rule 430A. Please provide all the information required with respect to the offering price, underwriting discounts and the number of shares. Please allow sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. We may have further comments once items that are currently blank are completed.

Response:

We acknowledge the Staff’s comment and undertake to provide in future amendments all information in the Form S-1 that we are not entitled to omit under Rule 430A. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to the distribution of the preliminary prospectus.

2.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits in your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

Response:

We acknowledge the Staff’s comment and undertake to provide in future amendments all omitted exhibits. We will allow sufficient time for the Staff to review our complete disclosure and for us to respond to any comments that may result from the Staff’s review prior to requesting acceleration of the effectiveness of the Form S-1.

3.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review, including its review regarding the underwriting compensation terms and arrangements of this offering and has no objections.

Response:

We acknowledge the Staff’s comment and undertake to provide a copy of the FINRA no-objections letter to the Staff as soon as such information becomes available.

4.

Please tell us how you believe you qualify as an emerging growth company under the Jumpstart Our Business Startups Act of 2012. Specifically, please tell us what consideration, if any, you gave to the guidance included in Question 53 of our Jumpstart Our Business Startups Act Frequently Asked Questions, in light of the purpose and nature of this transaction and the apparent benefits conferred upon Cheniere Energy, Inc. In this

Ms. Mara L. Ransom

September 20, 2013

regard, we note your disclosure on page 108 that “Cheniere Holdings was formed to hold the Cheniere Partners limited partner interests that are owned by Cheniere, thereby allowing Cheniere to segregate its lower risk, stable, cash flow generating assets from its higher risk, early stage development projects and marketing activities,” and that it “will provide Cheniere with a lower-cost source of capital funding.” If you concluded that you are not an emerging growth company, please revise your filing accordingly and file it publicly.

Response:

Under Section 2(a)(19) of the Securities Act of 1933, as amended (the “Securities Act”), Holdings qualifies as an emerging growth company because it had total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year. As the answer to Question 53 of the Jumpstart Our Business Startups Act Frequently Asked Questions (“Question 53”) indicates, a company that does not trigger any of the disqualification provisions in Sections 2(a)(19)(A)-(D) of the Securities Act generally qualifies as an emerging growth company. None of the disqualification triggers in Sections 2(a)(19)(A)-(D) of the Securities Act are applicable to Holdings.

The answer to Question 53 states that an issuer’s status as an emerging growth company may be questioned if it appears that the issuer or its parent is engaging in a transaction for the purpose of converting a non-emerging growth company into an emerging growth company or for the purpose of obtaining the benefits of emerging growth company status indirectly when it is not entitled to do so directly (e.g., if Cheniere attempted to engage in a transaction that took public all or substantially all of its assets in a successor company solely for the purpose of qualifying as an emerging growth company). As the Prospectus discloses, Holdings is being formed by Cheniere to hold the limited partner interests in Cheniere Energy Partners, L.P. (“Cheniere Partners”) that are owned by Cheniere, thereby allowing Cheniere to segregate its lower risk, stable, cash flow generating assets from its higher risk, early stage development projects and marketing activities. Neither the formation of Holdings nor the initial public offering of Holdings is intended to convert Cheniere into an emerging growth company. In addition, the answer to Question 53 does not state that a company would lose qualification as an emerging growth company by virtue of providing a source of capital funding to its parent. Although one of Holdings’ stated purposes is to provide Cheniere with a lower-cost source of capital funding, we respectfully submit that the answer to Question 53 does not conflict with Holdings’ assertion that this is a permissible purpose for an emerging growth company.

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Ms. Mara L. Ransom

September 20, 2013

Response:

We acknowledge the Staff’s comment and undertake to provide copies of written communications, if any, as defined in Rule 405 under the Securities Act that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications, as soon as such information becomes available. Similarly, we undertake to provide copies of any research reports, if any, about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in our offering, if any, as soon as such information becomes available.

6.	Please disclose the basis for all your assertions about your competitive position within your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response. The following are examples only of some of your competitive position assertions:

•

“Cheniere Partners expects that global demand for natural gas and LNG will increase significantly, as nations seek more abundant, reliable and environmentally cleaner fuel alternatives to oil and coal,” page 125.

•	“Global demand for LNG is forecast to increase by 49%, or 5.7 Tcf, by 2020 and reach a total of 456 mtpa, or 22.2 Tcf, by 2025,” page 125.

Response:

We acknowledge the Staff’s comment and have revised the disclosure regarding our competitive position to clarify in which cases statements are made based on independent support or on experience in the industry. Please see pages 6, 115 and 126 of the Form S-1. In addition, as indicated in our response to comment 7 below, we are supplementally providing to the Staff support for the third-party data contained in the Prospectus.

7.	We note references throughout your prospectus to third-party sources for statistical, qualitative and comparative statements contained in your prospectus. For example, you refer to the International Energy Agency, on pages 7, 114, and 125 and the International Group of Liquefied Natural Gas Importers on page 7. Please provide copies of these source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. Please also tell us whether these reports and articles are publicly available without cost or at a nominal expense to investors and whether you commissioned any of the referenced sources.

Ms. Mara L. Ransom

September 20, 2013

Response:

We are supplementally providing to the Staff support for the third-party data contained in the Prospectus. The reports from the International Energy Agency are publicly available for a nominal fee and were not commissioned by us. The information from the International Group of Liquefied Natural Gas Importers is publicly available without cost at http://www.giignl.org and was not commissioned by us. The information related to forecasted LNG demand provided by Wood Mackenzie is available through a subscription service and was not commissioned by us.

8.	To enable investors to understand your business, please enhance your disclosure to define or describe in more detail the terms “take-or-pay,” on pages 6 and 113 and “turnkey contracts” on page 114. Please provide context so a reader not familiar with your industry can understand your use of these terms.

Response:

We acknowledge the Staff’s comment and have provided additional disclosure to define these terms. Please see pages 6, 11, 114, 115 and 119 of the Form S-1.

9.	We note your disclosure on page 20 that “[y]our LLC Agreement provides that [y]our activities generally will be limited to owning Cheniere Partners units, appointing directors and activities related to the oversight of the operations of Cheniere Partners.” Please expand your disclosure in an appropriate section of your registration statement of your activities related to the oversight of operations of Cheniere Partners.

Response:

We acknowledge the Staff’s comment and have expanded our disclosure to describe our oversight function with respect to Cheniere Partners. Please see pages 20, 135, 136 and 146 of the Form S-1.

Prospectus Cover Page

10.	You disclose the equity interests you intend to purchase from Cheniere immediately following the closing of this offering, which in part includes a non-economic voting interest in Cheniere GP Holding Company, LLC (“GP Holdco”). We also note various disclosure throughout the registration statement regarding said interest, which includes but is not limited to the following examples:

•	You state on page 2 that Cheniere will retain the General Partner (“GP”) interest in Cheniere Partners.

•	You disclose a risk of your potential loss of control of GP Holdco when discussing risks related to potentially being deemed an investment company on pages 11, 27, 111 and 134.

Ms. Mara L. Ransom

September 20, 2013

•	You disclose on page 54 that Cheniere controls Cheniere Partners’ GP.

Please explain to us in plain English and revise to consistently disclose throughout the registration statement the extent to which your non-economic voting interest in GP Holdco gives you control over GP Holdco and Cheniere Partners. Please be detailed in explaining what rights such interest affords Cheniere Holdings. We may have further comment.

Response:

We acknowledge the Staff’s comment and have revised the Prospectus to clarify that Cheniere owns Cheniere Partners’ general partner indirectly through its economic ownership of GP Holdco. Cheniere indirectly controls Cheniere Partners’ general partner through its ownership of 80% or more of Holdings’ shares, the director voting share and its indirect, 100% economic interest in Cheniere Partners’ general partner.

We control GP Holdco through our non-economic voting interest in GP Holdco, which entitles us to appoint three of the four members of the board of directors of GP Holdco. The board of directors of GP Holdco has the powers customarily held by a corporate board of directors, such as the authority to elect the officers of GP Holdco, set its policies and oversee its operations. Since we can appoint a majority of GP Holdco’s board, we have a “controlling influence over the management and policies” of GP Holdco, which is the definition of control under Section 2(a)(9) of the Investment Company Act of 1940 (the “1940 Act”). Moreover, under Section 2(a)(9) of the 1940 Act we are presumed to control GP Holdco because we own more than 25% of its voting securities.

GP Holdco controls Cheniere Partners’ general partner through its right to appoint four of the eleven members to the board of directors of Cheniere Partners’ general partner and the participation of these designees on the board of directors of Cheniere Partners’ general partner and in the business of Cheniere Partners’ general partner. GP Holdco owns a 100% membership interest in Cheniere Partners’ general partner. Under Section 2(a)(9) of the 1940 Act, GP Holdco is therefore presumed to control Cheniere Partners’ general partner because GP Holdco owns and has the right to vote more than 25% of the voting securities of Cheniere Partners’ general partner. Of the remaining seven directors, three are designated by Blackstone, an investor group that is unaffiliated with Cheniere, and the remaining four directors (the “Independent Directors”) are agreed upon by Blackstone and GP Holdco and are required to meet the independence requirements set out in the Cheniere Partners’ Partnership Agreement, which incorporates the NYSE MKT’s audit committee independence requirements. In the event that GP Holdco and Blackstone cannot agree upon a replacement for an Independent Director, the Independent Directors may choose the replacement.

Through the participation on the board of directors of Cheniere Partners’ general partner of the individuals appointed by GP Holdco, GP Holdco also will oversee, at the board level, the business and operations of Cheniere Partners’ general partner through the receipt of reports on the operations, finances and plans for significant corporate transactions, the ability to act upon such reports, propose and/or approve significant corporate transactions and the

Ms. Mara L. Ransom

September 20, 2013

ability to otherwise influence the management and policies of Cheniere Partners’ general partner. Further evidencing GP Holdco’s control over Cheniere Partners’ general partner is that the individuals appointed by GP Holdco to the board of directors of Cheniere Partners’ general partner will be actively involved in the operation and management of Cheniere Partners’ general partner and, through Cheniere Partners’ general partner, Cheniere Partners itself.

The current four designees on the board of directors of Cheniere Partners’ general partner are Charif Souki, R. Keith Teague, H. Davis Thames and Meg A. Gentle. In addition to being directors, Messrs. Souki, Teague and Thames serve as the Chairman of the Board and Chief Executive Officer, the President and Chief Operating Officer and the Senior Vice President and Chief Financial Officer, respectively, of Cheniere Partners’ general partner. In addition, Ms. Gentle has previously served as the Senior Vice President and Chief Financial Officer of Cheniere Partners’ general partner from March 2009 to June 2013. As Chairman of the Board and Chief Executive Officer of Cheniere Partners’ general partner, Mr. Souki is responsible for developing Cheniere Partners’ overall strategy and vision and implementing its business plan. In addition, these designees on the Board of Cheniere Partners’ general partner are responsible for managing Cheniere Partners’ and its subsidiaries’ operations, finances and overall strategy.

Cheniere Partners’ general partner controls Cheniere Partners by virtue of its role as Cheniere Partners’ sole general partner. In that capacity, Cheniere Partners’ general partner is responsible for conducting the business of Cheniere Partners, possesses all management powers over the business and affairs of Cheniere Partners and has full power and authority to do all things it deems necessary or appropriate to conduct the business and affairs of Cheniere Partners, except for a limited number of actions that require approval by Cheniere Partners’ limited partners, such as (1) any action that would violate Cheniere Partners’ agreement of limited partnership; (2) selling, exchanging or disposing of all or substantially all of the assets of Cheniere Partners; (3) electing a successor general partner; and (4) amending the limited partner interest transfer provisions in the agreement of limited partnership in such a way as result in the delisting or suspension of trading of any class of Cheniere Partners’ limited partnership interests.

For the reasons listed above, we indirectly control Cheniere Partners through our control of GP Holdco and GP Holdco’s control over Cheniere Partners’ general partner. Please see pages 2, 27, 53, 109, 110 and 111 of the Form S-1.

Ms. Mara L. Ransom

September 20, 2013

Prospectus Summary

Overview

Cheniere Holdings, page 1

11.	Throughout the registration statement you state your non-economic voting interest in GP Holdco enables you to indirectly appoint four members to the board of Cheniere Partners, such as your disclosure on pages 2 and 86. In each instance, please disclose the total number of board members and tell us whether that represents a majority of the board and controlling interest. The reason(s) for your answer should be explained if not reasonably evident from the percentage of board seats to total seats.

Response:

We acknowledge the Staff’s comment and have revised the Prospectus to include the total number of members of the board of directors of Cheniere Partners’ general partner and to state that these members do not represent a majority of the board of directors of Cheniere Partners’ general partner. The board of directors of Cheniere Partners’ general partner is comprised of eleven members. Our non-economic voting interest in GP Holdco allows us to indirectly appoint four directors, which is not a majority of the board, but also gives us the right, as explained in our response to comment 10 above, to agree with Blackstone in appointing the four Independent Directors of the board of directors of Cheniere Partners’ general partner. These rights, together with the other factors described in our answer to comment 10, give us a controlling interest over Cheniere Partners. Please see pages 2, 27, 86, 109, 111, 135 and 136 of the Form S-1.

12.	You disclose in multiple instances throughout the registration statement, such as on page 2, that your non-economic voting interest in GP Holdco allows you to control the appointment of four members to the board of the GP of Cheniere Partners to oversee the operations of Cheniere Partners. Please discuss in further detail what you are intending to convey with the word “oversee” as it may give the impression of a controlling interest in the GP of Cheniere Partners. Please consider describing in more detail the degree of influence your non-economic voting interest entitles you to.

Response:

We acknowledge the Staff’s comment and have revised the Prospectus accordingly to provide more detail regarding our oversight function of Cheniere Partners. Please see page 135 of the Form S-1. Also, please see our response to comment 10 above.

13.	In the second paragraph you state Cheniere Holdings refers to Cheniere Energy Partners LP Holdings, LLC and “our wholly owned subsidiaries,…” Please advise us of the nature of these subsidiaries and the date(s) of formation. We note you intend to file Exhibit 21.1 by amendment.

Response:

CQH Holdings Company (“CQH Holdings”) is our only wholly owned subsidiary. CQH Holdings, formerly known as Cheniere Pipeline Company, was formed in 2003 to develop downstream natural gas pipeline solutions and provide access to North American natural gas markets for Cheniere’s LNG receiving terminal network. CQH Holdings currently has no operations or activities. As such, although it will be included in Exhibit 21.1, we respectfully submit that it is unnecessary to describe this entity in the Form S-1.

Ms. Mara L. Ransom

September 20, 2013

Summary Historical and Pro Forma Financial Data of Cheniere Holdings, page 24

14.	You refer to Cheniere Partners as your predecessor here and in other places throughout the registration statement, including but not limited to page F-2. Please tell us what factors you considered, and why you concluded, Cheniere Partners represents your predecessor. In your response, please tell us how you are actually succeeding to substantially all of the business of Cheniere Partners, and what impact control of Cheniere Partners has upon your ability to succeed to the business. We may have further comment.

Response:

We acknowledge the Staff’s comment. Rule 405 under the Securities Act defines a “Predecessor” as follows:

The term predecessor means a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.

In addition, Section 1170.1 of the SEC’s Division of Corporation Finance Financial Reporting Manual (“FRM”) provides the following guidance regarding predecessor entities:

The definition of “predecessor” in Regulation C, Rule 405 is very broad. For purposes of financial statements, designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant’s own operations before the succession appear insignificant relative to the operations assumed or acquired.

As described in the Form S-1, immediately prior to the initial public offering, Holdings will obtain a non-economic voting interest in GP Holdco. Through this interest in GP Holdco, Holdings will be able to indirectly control the appointment of four members to the board of directors of the general partner of Cheniere Partners, and those board members will oversee and participate in the management and the operations of Cheniere Partners. The ability of Holdings to indirectly appoint four members to the board of directors of Cheniere Partners’ general partner allows Holdings to exercise significant control over Cheniere Partners and significantly influence Cheniere Partners. In addition, Holdings will own common units, Class B Units and subordinated units representing an aggregate of approximately 55.9% of the outstanding Cheniere Partners units.

Based on the guidance above, we believe that designation of a predecessor entity is appropriate in the Form S-1 filing for Holdings because Holdings will succeed to the benefits of ownership attributable to the limited partnership interests in Cheniere Partners previously held by Cheniere, Holdings will have significant influence over the management and policies of Cheniere Partners, Cheniere Partners is the only investment that was acquired by Holdings thought its merger with Cheniere LNG Inc. (“LNG Inc.”) and Holdings did not have any other operations at the time of its merger with LNG Inc., which merger provided Holdings with its ownership of the limited partner interests in Cheniere Partners. Given the facts and circumstances of the transaction, there could be no other predecessor to Holdings. Even if we were to conclude that Cheniere Partners is not a predecessor, we believe the financial statements and related disclosure for Cheniere Partners would be necessary for the potential investors of Holdings and such financial statements will continue to be required under Rule 3-09 of Regulation S-X after the transaction.

Ms. Mara L. Ransom

September 20, 2013

15.	Please advise us of the basis for your presentation of the summary historical financial statements of Cheniere Partners side by side with your pro forma financial statements.

Response:

Section 1170.2 of the FRM provides the following guidance regarding the financial statement dates and periods to provide in registration statements:

Financial information of a registrant’s predecessor is required for all periods before the succession, with no lapse in audited periods or omission of other information required about the registrant. Financial statements for the registrant and its predecessor should collectively be ‘as of’ all dates and ‘for’ all periods required by S-X Articles 3 and 10 (or Article 8 for SRC). Any interim period of the predecessor before its acquisition by the registrant should be audited when audited financial statements for the period after the acquisition are presented. Schedules required by S-X Article 12 are required for predecessor entities.

(a)	After an acquisition, financial statements of the predecessor should be included in Forms 10-K and 10-Q for the required comparative periods before the acquisition, in addition to those of the registrant.

(b)	After a reverse acquisition or recapitalization, or the acquisition of a business by a special purpose acquisition company (SPAC), the financial statements of the registrant for periods prior to the acquisition may not be required to be included in Forms 10-K and 10-Q once the financial statements include the period in which the acquisition or recapitalization was consummated. Generally, these financial statements would not be required in cases in which the registrant had only nominal income statement activity.

Ms. Mara L. Ransom

September 20, 2013

(c)	S-X 3-01 and 8-02 do not specifically refer to balance sheets of predecessors. When only one registrant balance sheet would otherwise be included in the filing, a registrant, including a Smaller Reporting Company, must file an audited predecessor balance sheet as of the end of its last fiscal year.

In addition, Regulation S-K Item 301 provides the following guidance regarding selected financial data:

Furnish in comparative columnar form the selected financial data for the registrant referred to below, for

(a)	Each of the last five fiscal years of the registrant (or for the life of the registrant and its predecessors, if less), and
(b)	Any additional fiscal years necessary to keep the information from being misleading.

Based on the guidance described above, we believe that the presentation of both the predecessor information and the pro forma information of Holdings, the registrant, is required to be presented. In addition, we believe this presentation gives the investor better insight into their investment in Holdings, which is only invested in Cheniere Partners. Please refer to the revised introductory language to the “Summary Historical and Pro Forma Financial Data of Cheniere Holdings” on page 24 and the “Selected Historical Financial Data of Cheniere Holdings” on page 83 that describes the offering and the limited partner interest we will own in Cheniere Partners upon consummation of the IPO.

Risk Factors, page 26

If we cease to control GP Holdco, we may be deemed an “investment company”…, page 27

16.	Please tell us how you believe you will control GP Holdco after the closing of the offering.

Response:

Please see our response to comment 10 above.

As an “emerging growth company” under the JOBS Act, we are…, page 32

17.	You disclose on page 32 and 87 that you intend to rely on exemptions provided in the JOBS Act. Please revise to state your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

Ms. Mara L. Ransom

September 20, 2013

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:

We have revised the Prospectus to state that we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). We have also revised the Prospectus to include a risk factor explaining that this election allows us to delay the adoption of new or revised accounting standards. We state in the risk factor that, as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We have also included a similar statement in our critical accounting policy disclosures. Please see pages 33 and 87 of the Form S-1.

Use of Proceeds, page 64

18.	We note your disclosure that the net proceeds from this offering will be used to “repay intercompany indebtedness and payables and to redeem a portion of [y]our shares held by Cheniere Energy, Inc.,” and that “[a]s of June 30, 2012, [you] had approximately $ million of intercompany indebtedness outstanding.” Please provide further clarification regarding your use of proceeds. In this regard, we note that you have no liabilities in your Balance Sheet Statement on page F-11.

Response:

Immediately prior to the consummation of the initial public offering of Holdings’ shares, Holdings will have intercompany indebtedness, on a consolidated basis, in the aggregate amount of approximately $236 million, as a result of having acquired 100% of the limited liability company interest in CQH Holdings Company, LLC, which will be the obligor under such indebtedness. No liabilities are reflected on page F-11 of the Form S-1 because such page reflects our historical balance sheet as of July 29, 2013, which is the date of formation of Holdings. As of that date, Holdings had no liabilities or assets. However, as discussed in Note 4(A) of or pro forma financial statements on page F-8 of the Form S-1, immediately prior to the consummation of our initial public offering, our wholly owned subsidiary, CQH Holdings Company, LLC, will assume approximately $236 million of intercompany indebtedness owed to Cheniere, which will then be repaid with the proceeds of the offering. Please see further discussion of indebtedness in the response to comment 32.

Ms. Mara L. Ransom

September 20, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 86

19.	Please revise your introductory paragraph to describe in further detail the anticipated relationship between Cheniere Holdings and Cheniere Partners subsequent to the IPO as well as the reasons for including a discussion and analysis of financial condition and results of operations of Cheniere Partners.

Response:

We have revised Management’s Discussion and Analysis of Financial Condition and Results of Operations to describe in further detail the anticipated relationship between Holdings and Cheniere Partners subsequent to the IPO and the reasons for including the discussion and analysis of financial condition and results of operations of Cheniere Partners. Please see page 85 of the Form S-1.

Cheniere Holdings, page 86

Liquidity and Capital Resources, page 86

20.	You describe your capitalization within the liquidity and capital resources section on page 86 as of June 30, 2013. However, it appears that you were not formed until July 29, 2013 as disclosed on page F-12. Please revise or explain.

Response:

We acknowledge the Staff’s comment and have revised the registration statement to show the correct date of July 29, 2013. Please see page 85 of the Form S-1.

21.	You disclose that a stock split will occur prior to the closing of the offering. When the terms of the stock split are finalized, please revise your financial statements and disclosures throughout the filing to give retroactive effect to the expected stock split. If the application of this transaction to your financial statements will prevent your auditor from expressing an opinion on the financial statements at the time of filing, please file a draft report in the form that it will be expressed at effectiveness. The draft report should be accompanied by a signed preface stating that the auditor expects to be in a position to issue the report in the form presented at effectiveness. Please note that no registration statement can be declared effective until the preface is removed and the report is finalized. Refer to SAB Topic 4(c).

Response:

Immediately prior to the closing of the offering of newly issued Holdings shares, the interests in Holdings owned by Cheniere (equal to 100% of the membership interest in Holdings prior to the offering) will be represented by shares and a share split will be effected with Cheniere maintaining its ownership interests in Holdings (equal to 100% of the membership interest in Holdings prior to the offering), which ownership interest will subsequently be diluted by the offering of newly issued Holdings shares. We will reflect the split in our earnings per share calculation when the number of shares has been determined. As this split is reported in pro forma earnings per share and has no impact on the predecessor (Cheniere Partners), the auditor report for Cheniere Partners will not be impacted.

Ms. Mara L. Ransom

September 20, 2013

Results of Operations, page 87

22.	We note upon completion of the offering you disclose your results of operations will consist of your equity in earnings of Cheniere Partners. Please revise your disclosure to discuss the suspended losses and how you will account for additional losses that may be incurred by Cheniere Partners before reflecting any equity in earnings of your investment.

Response:

We have revised the Form S-1 to include a description of suspended losses. Please see pages 86 and 87 of the Form S-1.

Cheniere Partners, page 88

Liquidity and Capital Resources, page 89

Construction, page 93

23.	We note the various disclosures regarding the construction of your liquefaction facilities on pages 93, 115, 116 and in other sections of your registration statement. To the extent construction progress, capacity, contractual agreements and other pertinent elements of your liquefaction facilities are material to your financial condition and results of operations, we believe you should expand on the disclosure here to centralize your related disclosures and analyses contained within other sections of your registration statement. Please revise accordingly to present in an easily understandable format, such as a tabular presentation by LNG Train or other asset that you believe best presents the information. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We acknowledge the Staff’s comment and have included a cross-reference in this section, which focuses an investor on the costs related to the liquefaction facilities that will affect liquidity, to the Business section, which more broadly addresses the permitting, contracting financing and construction progress of the various Trains more so than matters that discuss costs affecting liquidity. Please see page 92 of the Form S-1.

Ms. Mara L. Ransom

September 20, 2013

Sources and Uses of Cash, page 95

Proceeds from the Sale of Class B Units, page 97

24.	Please tell us whether your disclosure regarding the sale of Class B Units on page 97 considers all sales of Class B units for the periods presented, such as those disclosed on page F-47.

Response:

We acknowledge the Staff’s comment and have revised the disclosure to include a description of all sales of Class B units to date. Please see page 97 of the Form S-1.

Contractual Obligations, page 95

25.	Please revise or explain why you believe it is more useful to investors to disclose estimated interest on long-term debt in a footnote to your schedule of contractual obligations as opposed to including it in the schedule itself with your anticipated cash payments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Refer to Section IV.A of SEC Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

We acknowledge the Staff’s comment and have revised the table to include the expected interest payments. Please see page 101 of the Form S-1.

Results of Operations, page 101

2012 vs. 2011, page 102

26.	Please revise or tell us why you have made reference to “$53.6 million of net income in 2011” in the first sentence of page 102 when your income statement on page F-15 presents a net loss for the same amount and period.

Response:

We acknowledge the Staff’s comment and have revised the language to state “net loss.” Please see page 102 of the Form S-1.

Summary of Critical Accounting Policies and Estimates, page 102

Property, Plant and Equipment, page 105

Use of Estimates, page 106

27.

We note your disclosure on page 43 regarding the historically abundant supply of natural gas in North America and recent discoveries of substantial quantities of shale natural gas, and that imported LNG has not developed into a significant energy source. Please tell us

Ms. Mara L. Ransom

September 20, 2013

whether and how you considered the impact of this supply dynamic in performing your analysis of impairment related to property, plant and equipment. Please also tell us what consideration was given to including discussion and analysis of this trend and other industry factors considered as part of your related critical accounting policies section of MD&A. Lastly, please tell us what consideration was given to discussing the aforementioned trends within your discussion of the regasification facilities on page 90. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have taken into consideration the impact of the shift in global LNG trade as well as the impact that domestic natural gas production has had on that trade. Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Our impairment analysis is applied at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets or liabilities.

As described in MD&A, beginning on page 85, the Sabine Pass LNG terminal has regasification facilities, liquefaction facilities and pipeline facilities. In general, all of the property, plant and equipment at the Sabine Pass LNG terminal are, or will be, used to enable either the regasification process or liquefaction process. The Sabine Pass LNG terminal contracts for regasification services and the sale of LNG are based on fixed fee type contracts. We describe these contracts for the regasification facilities as Terminal Use Agreements (“TUA”) and for the liquefaction facilities as Sale and Purchase Agreements (“SPA”). Approximately one-half of the capacity of the Sabine Pass LNG terminal was sold to Total and Chevron through third-party long-term TUAs. The third-party TUAs require the customers to make fixed fee payments regardless of their usage of the terminal. The terminal’s remaining capacity has been contracted by Sabine Pass Liquefaction, LLC (“Sabine Liquefaction”), a wholly owned subsidiary of Cheniere Partners. The TUA held by Sabine Liquefaction is being used to access the equipment and facilities at the Sabine Pass LNG terminal to sell LNG to its SPA customers.

As a result of the fixed cash flows from the TUAs and SPAs, we do not currently believe that trends in global LNG trade impact the carrying value of property, plant and equipment nor would it indicate that the TUA or SPA customers would be impacted to the extent that our customers would be unable to pay their fixed price commitments under their respective contract.

Due to the nature of our TUA and SPA contracts being fixed-fee regardless of usage, we do not describe specific trends or economic conditions that do not necessarily impact expected cash flows. However, under the caption “Use of Estimates” on page 106 in the Form S-1, we note that we do consider economic and industry trends that may impact cash flows estimates, as follows:

Ms. Mara L. Ransom

September 20, 2013

The accuracy of any cash flow estimate is a function of judgment used in determining the amount of cash flows generated. As a result, cash flows may be different from the cash flows that Cheniere Partners uses to assess impairment of its assets. Management reviews its estimates of cash flows on an ongoing basis using historical experience and other factors, including the current economic and commodity price environment. Significant negative industry or economic trends, including a significant decline in the market price of the common units, reduced estimates of future cash flows of its business or disruptions to its business could lead to an impairment charge of Cheniere Partners’ long-lived assets and other intangible assets. Cheniere Partners’ valuation methodology for assessing impairment requires management of Cheniere Partners’ general partner to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. Projections of future operating results and cash flows may vary significantly from results. In addition, if Cheniere Partners’ analysis results in an impairment of its long-lived assets, it may be required to record a charge to earnings in its consolidated financial statements during a period in which such impairment is determined to exist, which may negatively impact its results of operations.

Business, page 108

28.	We note your disclosure that “Cheniere Holdings will own a non-economic voting interest in Cheniere GP Holding Company, LLC that will allow Cheniere Holdings to control the appointment of four members to the board of directors of the general partner of Cheniere Partners to oversee the operations of Cheniere Partners.” Please balance your disclosure by indicating, as you do on page 129, that “the number of directors constituting the board of directors of Cheniere Partners’ general partner will be eleven.”

Response:

We acknowledge the Staff’s comment and have revised the Prospectus to disclose the number of directors on the board of directors of Cheniere Partners’ general partner. Please see page 109 of the Form S-1.

Cheniere Partners’ Competitive Strengths, page 113

29.	Please balance the discussion of the “Competitive Strengths” of your business with a discussion of your principal competitive challenges and risks. Specifically, we note your disclosure regarding the liquefaction facilities and the use of “proven technology deployed in numerous LNG projects around the world.” In this regard, we also note your risk factor on page 37 that “no liquefaction facilities have been constructed and placed in service in the United States in over 40 years.” Refer to Securities Act Release No. 33-6900.

Ms. Mara L. Ransom

September 20, 2013

Response:

We acknowledge the Staff’s comment and have included cross-references to the discussions of the risks related to Cheniere Partners’ business and the competitive challenges Cheniere Partners faces. Please see page 115 of the Form S-1.

Index to Financial Statements

Cheniere Energy Partners LP Holdings, LLC Unaudited Pro Forma Financial Statements, page F-2

30.	Please explain to us in detail and disclose the basis for your current pro forma presentation, including why you have included and then eliminated the historical financial statements of Cheniere Partners. We are unclear what this presentation is intended to communicate about the transfer of an equity interest between entities under common control.

Response:

We acknowledge the Staff’s comment. As discussed in response 14, we believe that selecting a predecessor is appropriate and have determined that Cheniere Partners is the predecessor. The historical financial statements of the predecessor are provided, which represents the consolidated financial statements of Cheniere Partners. The pro forma presentation sets forth the impact of the merger between Holdings and LNG Inc. and the ultimate acquisition of the limited partner interests in Cheniere Partners by Holdings that will occur immediately prior to the initial public offering.

Our original presentation in the pro forma adjustments was intended to show the predecessor’s financial statements and then show the adjustments to provide an equity method of accounting presentation. Due to the unusual nature of these adjustments, we have removed adjustments A, B, E, F, I and J rather than show Cheniere Partners being added and then immediately being removed. Please see pages F-3, F-4 and F-5 of the Form S-1.

Ms. Mara L. Ransom

September 20, 2013

Pro Forma Balance Sheet (Unaudited) June 30, 2013, page F-3

31.	Please revise to present each material pro forma adjustment disclosed within your footnotes to the pro forma balance sheet on a gross as opposed to a net basis, including the proceeds received from the offering.

Response:

We acknowledge the Staff’s comment and have amended the Form S-1 to present pro forma adjustments on a gross basis suggested. Please see page F-3 of the Form S-1.

Note 1 – Basis of Presentation, page F-6

32.	Please explain to us and revise your disclosure to clarify how you will effect the merger of Cheniere LNG, Inc. (“LNG Inc.”) into Cheniere Holdings. To facilitate our understanding, please provide us your journal entries anticipated to be made at Cheniere Holdings. In addition, please disclose what transactions gave rise to the intercompany indebtedness and associated interest.

Response:

We acknowledge the Staff’s comment. Prior to the merger into Holdings, LNG Inc. will own the equity interests in Cheniere Partners and Grand Cheniere, with its intercompany indebtedness related to the Creole Trail Pipeline. Prior to Cheniere Partners’ purchase of the Creole Trail Pipeline from Cheniere, all of the expenditures relating to the Creole Trail Pipeline were paid by Cheniere and settled through an intercompany interest bearing note. This note payable by Grand Cheniere to Cheniere remained outstanding after the sale of the Creole Trail Pipeline to Cheniere Partners.

Before closing the initial public offering, LNG Inc. will merge into Holdings. Holdings will then own the equity interests in Cheniere Partners and CQH Holdings Company, LLC (the successor to Grand Cheniere) owned by LNG Inc. prior to the merger.

Please refer to the revised pro forma adjustments that present the entries that will be made for the merger and initial public offering.

We enhanced the discussion regarding the transactional steps of the merger in the Form S-1. Please see page F-6 of the Form S-1.

33.	You state Cheniere Holdings will redeem its shares held by Cheniere with the remaining proceeds. Please expand your disclosure to indicate the percentage of shares that will be redeemed except for, presumably, the director voting share. Further, please clarify and disclose the total consideration to Cheniere for the LP interests.

Ms. Mara L. Ransom

September 20, 2013

Response:

We acknowledge the Staff’s comment and have revised the Form S-1 to indicate that the remaining proceeds will be distributed to Cheniere rather than to redeem shares held by Cheniere. Please see page F-6 of the Form S-1.

Note 2 – Basis of Accounting

34.	Please explain in detail, absent Cheniere’s ability to cause your non-economic voting interest in GP Holdco to be extinguished at any time as disclosed on page F-7, if and why you would be required to consolidate Cheniere Partners based on your planned investment. Additionally, please explain why Cheniere’s ability to cause your non-economic voting interest in GP Holdco to be extinguished at any time would cause you to conclude that you could not consolidate Cheniere Partners.

Response:

In preparing Holdings’ financial statements, we reviewed the final organizational chart on page 16 of the Form S-1 to determine the appropriate entity to consolidate Cheniere Partners. Based on the chart, there are two investments in Cheniere Partners: (i) the limited partner units held by Holdings, Blackstone and the general public and (ii) the general partner interests and incentive distribution rights held by Cheniere Energy Partners GP, LLC. We concluded this creates a variable interest at Cheniere Partners due to the fact that the limited partner units have most of the economics, but the general partner interest has all of the substantive voting rights.

Under ASC 810-20, the general partner in a limited partnership is presumed to control the limited partnership regardless of the size of the general partner’s ownership interest. This presumption of control may be overcome if the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause, or (b) substantive participating rights. The holders of the subordinated units and common units of Cheniere Partners (i.e., the limited partners) do not have substantive participating rights, but can remove the general partner with or without cause. However, if the general partner is removed without cause, the consequences to the limited partners are punitive (i.e., the subordination period immediately expires, any arrearages in payment of distributions to common unitholders are extinguished, and the general partner and its incentive distribution rights may convert into common units or receive cash in exchange for those interests based on the fair market value of the interests at the time). Therefore, because exercising these rights would be so punitive, they are considered not substantive and Cheniere Energy Partners GP, LLC would consolidate Cheniere Partners.

GP Holdco has a 100% ownership interest in Cheniere Energy Partners GP, LLC and, as a result, would consolidate Cheniere Partners. A determination must be made as to who would consolidate GP Holdco: either Cheniere, which owns 100% of the economic interests in GP Holdco, or Holdings, which has control over the voting interests of GP Holdco.

Our first analysis was to determine if GP Holdco was a variable interest entity pursuant to ASC 810-10-18-14. Based on our analysis below, we concluded that GP Holdco is not a variable interest entity.

a)	ASC 810-10-15-14(a) – The criteria in 14(a) are not met.

The total equity investment at risk (i.e., the ownership in Cheniere Energy Partners GP, LLC and its distributions) is sufficient to permit GP Holdco to finance its activities without additional subordinated financial support provided by any parties, including equity holders. Because none of the activities at GP Holdco (i.e., managing the appointment of members to the board of directors of Cheniere Partners’ general partner and causing distributions to be made from Cheniere Energy Partners GP, LLC to Cheniere) require funding, there is no need for additional financial support.

Ms. Mara L. Ransom

September 20, 2013

b)	ASC 810-10-15-14(b) – The criteria in 14(b) are not met.

1.	Cheniere constitutes the group of equity at risk holders. Holdings is not considered to have equity at risk because its interest in GP Holdco is a non-economic interest that was issued to it by GP Holdco for no economic consideration. Cheniere has substantive kick out rights that allow it to remove Holdings at any time, without cause. As a result, Holdings is deemed to be an agent acting on behalf of Cheniere, and Holdings’ voting rights, in effect, are held by Cheniere. Cheniere, the equity at risk holder, has the power through voting rights to direct the activities of GP Holdco.

2.	While the laws that govern a limited liability company limit the liability of investors for possible losses, Cheniere could lose its investment in GP Holdco and any possible distributions from Cheniere Energy Partners GP, LLC. Holdings, on the other hand, has no variable interest in GP Holdco, and thus has no interests at risk of loss. Therefore, only Cheniere has the ability/obligation to absorb any expected losses of GP Holdco.

3.	Cheniere has the right to receive the expected residual returns of GP Holdco.

c)	ASC 810-10-15-14(c) – The criteria in 14(c) have not been met.

1.	Cheniere’s voting rights are proportional to its obligations to absorb the expected losses of the legal entity, its rights to receive the expected residual returns of the legal entity, or both. Because Holdings has a majority of the votes but none of the economics at GP Holdco, and Cheniere has all of the economics but not a controlling vote, it would appear that 14(c)(1) is met. However, Cheniere has the unilateral and substantive right to remove Holdings, without cause, at any time, and assume control over GP Holdco’s board of directors. As a result, Holdings is deemed to be an agent acting on behalf of Cheniere, and Holdings’ voting rights are attributed to Cheniere. Cheniere’s voting rights, combined with the voting rights that it holds through Holdings as its agent, result in Cheniere having voting rights that are proportionate to its obligation to absorb the expected losses and right to receive residual returns. The criterion in 14(c)(1) is not met.

2.	Substantially all of GP Holdco’s activities either involve or are conducted on behalf of Cheniere. However, as established previously, Cheniere does not have disproportionately few voting rights compared to its economics, and the criterion in 14(c)(2) is not met.

Based on the analysis above, GP Holdco is not a variable interest entity, and Cheniere has all of the explicit variability of GP Holdco. In addition, Cheniere controls GP Holdco through its voting rights and those held by Holdings, an entity that serves as an agent of Cheniere.

Ms. Mara L. Ransom

September 20, 2013

To determine who would then consolidate GP Holdco, as above, we looked to ASC 810-20, noting that the general partner in a limited partnership is presumed to control that limited partnership regardless of the size of the general partner’s ownership interest. This presumption of control may be overcome if the limited partners have either (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause, or (b) substantive participating rights.

ASC 810-20 applies to limited partnerships and other similar entities, such as limited liability companies with governing provisions that are the functional equivalent of a limited partnership. We have applied the guidance in ASC 810-20 to determine which entity, Holdings or Cheniere, controls GP Holdco and would, therefore, consolidate it. Because Holdings holds the non-economic voting interests in the GP Holdco, Holdings is akin to a general partner in a limited partnership. Cheniere holds all of the economic interests through non-voting shares and, therefore, is akin to a limited partner in a limited partnership. As a result, Holdings is presumed to control GP Holdco unless Cheniere’s rights can overcome this presumption.

ASC 810-20 provides that the presumption that the general partner controls the limited partnership can be overcome if the limited partners have the substantive ability to dissolve the limited partnership or otherwise remove the general partner without cause. If the rights held by the limited partners overcome the presumption of control by the general partner, the general partner would account for its investment in the limited partnership using the equity method of accounting. For purposes of establishing control, protective rights held by the limited partners would not overcome the presumption of control by the general partner.

We have concluded that Cheniere’s rights overcome the presumption that Holdings, through its voting interests, has control over GP Holdco. Cheniere holds the unilateral right to remove Holdings, without cause, at any time, and for no consideration. Furthermore, Cheniere is able to replace Holdings, and the exercise of its kick out right would not result in the liquidation of GP Holdco. Thus, there are no significant barriers to the exercise of the rights, and Cheniere’s rights are deemed to be substantive. Consequently, although Holdings is deemed to control GP Holdco under the 1940 Act, under United States Generally Accepted Accounting Principles (“GAAP”), Holdings does not control GP Holdco and should account for its investment in GP Holdco using the equity method.

As a result, Holdings also will not consolidate Cheniere Energy Partners GP, LLC, nor will it consolidate Cheniere Partners. Instead, Cheniere’s unilateral right to remove Holdings and assume control of GP Holdco’s board of directors gives it a controlling financial interest in GP Holdco. Cheniere, therefore, will consolidate Cheniere Energy Partners GP, LLC and Cheniere Partners.

35.	We note your disclosure in the third paragraph on page F-7 regarding the historical negative investment in Cheniere Partners. We have the following comments:

•

Please provide a table showing Cheniere’s historical negative investment as it relates to the LP interests to be held by Cheniere Holding showing Cheniere’s cash investment for the interests, its portion of losses allocated and distributions received through June 30, 2013.

Ms. Mara L. Ransom

September 20, 2013

•

Please tell us and revise your disclosure to state the value at which you recorded the purchase of equity interests in Cheniere Partners from Cheniere under each of the pro forma financial statements, how that value was determined, and your accounting basis under U.S. GAAP.

Response:

Provided below is a roll forward presentation of the equity method investment accounts for Holdings. In 2007, LNG Inc. contributed Sabine Pass LNG, L.P. (“Sabine Pass LNG”) to Cheniere Partners for equity interests in Cheniere Partners. At the time of the contribution, LNG Inc. had a negative basis in Sabine Pass LNG, L.P., and because these were transactions under common control, Cheniere Partners recorded the contribution at historical cost and LNG Inc. had a negative basis in the equity interests acquired. Under GAAP, an investor who is not required to fund losses would not report its investment below zero and must maintain a suspended loss account of all equity method income (loss) allocations, distributions, contributions and purchases of additional equity interests until all losses have been recovered.

From the date of the contribution through June 30, 2013, all income (loss) allocations, distributions and beneficial conversion amortizations have been added to the suspended loss account.

Cheniere Energy Partners LP Holdings, LLC

Equity method investment in Cheniere Partners, suspended loss account

Balance—January 1, 2007	$—
Contribution of Sabine Pass LNG, LP.	(259,990,718)
Income (loss) allocations	(32,662,993)
Distributions	9,562,611)
Sale of units to the public	(24,966,108)

Balance—December 31, 2007	(327,182,430)
Income (loss) allocations	(69,409,898)
Distributions	(18,515,307)

Balance—December 31, 2008	(415,107,635)
Income (loss) allocations	165,597,527
Distributions	(282,787,116)

Balance—December 31, 2009	(532,297,224)
Income (loss) allocations	95,301,918
Distributions	(133,591,463)

Balance—December 31, 2010	(570,586,769)
Income (loss) allocations	(27,356,952)
Distributions	(18,970,888)
Purchase units (funding of losses)	16,349,998

Balance—December 31, 2011	(600,564,611)

Ms. Mara L. Ransom

September 20, 2013

Income (loss) allocations	(124,811,919)
Distributions	(20,337,830)
Purchase units (funding of losses)(i)	500,000,010
Beneficial conversion amortization	(6,691,569)

Balance—December 31, 2012	(252,405,918)
Income (loss) allocations	(61,250,545)
Distributions	(10,168,915)
Purchase units (funding of losses)(i)	204,486,163

Balance—June 30, 2013	$(119,339,215)

(i)	While Holdings is under no obligation to fund losses of Cheniere Partners and had no intent to fund losses, the Liquefaction Project represented a new opportunity that required capitalization. As a result of this opportunity, additional funding was provided to Cheniere Partners. After these fundings, we returned to a position where we have no obligation or intent to fund losses. The additional capitalization was treated by Holdings as funding of past losses because the new equity interest purchases were paid directly to Cheniere Partners, the new equity interests did not result in an increase in the ownership in Cheniere Partners (as others also purchased additional equity interests at the same time) and the Class B Units issued are considered subordinate to the common units. In addition, taking into account that had Cheniere Partners not distributed cash to unitholders, but instead used that cash to fund the current projects, it may not have needed to raise additional capital through the issuance of equity interests, the equity interest purchases were deemed to be a funding of losses. Therefore, the purchases are recognized in the statement of operations and netted against the suspended loss account.

We have revised the disclosure beginning on page F-7 to match the disclosure on pages 86 and 87 in response to comment 22.

36.	We note you possess many characteristics associated with those of an investment company as set forth in ASC 946-10-15-6 and ASC 946-10-65. Please provide us your analysis supporting your conclusion that you will not be an investment company at the closing of the offering.

Response:

We acknowledge the Staff’s comment. The guidance in ASC 946-10-15-6 states that an investment company obtains funds from one or more investors and provides the investor(s) with investment management services and commits to its investors that its business purpose and only substantive activities are investing the funds solely for returns from capital appreciation, investment income, or both. It also stipulates that an investment company does not have the objective of obtaining returns or benefits from an investee other than capital appreciation or investment income. In addition, ASC 946-10-15-7 states that an investment company also typically has more than one investment, more than one investor, has investors that are not related parties of the parent or investor manager, has ownership interests in the form of equity or partnership interests, and manages its investments on a fair value basis.

Ms. Mara L. Ransom

September 20, 2013

Holdings is being formed by Cheniere as a way to capitalize on its ownership of Cheniere Partners and allow a small number of potential investors to acquire a limited interest in Holdings (less than 20% of the total equity in Holdings), thereby providing them with the ability to invest in Cheniere Partners without the burdens associated with investing in a master limited partnership. Holdings’ only investment “will consist of owning Cheniere Partners units” as described on page 1 of the Form S-1. Holdings will be managed and controlled by Cheniere, which will indirectly manage GP Holdco through Holdings’ control over the board of directors of GP Holdco and, therefore, Cheniere and Holdings will have significant control over Cheniere Partners.

Holdings will manage its joint control over Cheniere Partners to benefit their common parent, Cheniere. Therefore, while one of the stated objectives of Holdings is to provide a return to its investors, because of the common control aspect, there will be instances where decisions will be made at GP Holdco (and thus Cheniere Partners) to create long-term strategic growth for Cheniere. As a result of the common control surrounding this transaction (i.e., Cheniere has control over Holdings, which has control over GP Holdco, which has control over Cheniere Partners), Holdings’ investment in Cheniere Partners is not intended only to be confined to returns of capital appreciation, investment income, or both.

In addition, Holdings does not manage its assets on a fair value basis as would be characteristic of an investment company. Under ASC 850-50-30-5, when assets and liabilities are transferred under common control, they are transferred at their carrying amount. Therefore, we are precluded from stepping up the basis of Holdings’ assets to fair value, and we, therefore, review the assets on a historical cost basis.

Considering all of the factors outlined above, Holdings does not qualify as an investment company under GAAP, and therefore, its assets should not be reported at fair value.

Note 4 – Pro Forma Adjustments and Assumptions, page F-7

37.	We note your pro forma adjustments (H) and (L) related to estimated general and administrative expenses based on the terms of the Service Agreement that you will enter into with Cheniere. It is not clear to us that the incremental amounts you will incur, in addition to the fixed fee, as a publicly traded entity as well as the other costs for which you will reimburse Cheniere are factually supportable and objectively measurable. Refer to Rule 11-02(b)(6) of Regulation S-X. We will not object to disclosure of projected expenses in a footnote to your pro forma financial statements. Please revise as appropriate.

Response:

We acknowledge the Staff’s comment and have amended the Form S-1 pro forma adjustment to remove the estimated public company and other expense based on Rule 11-02(b)(6) of Regulation S-X. Please see page F-5 of the Form S-1.

Ms. Mara L. Ransom

September 20, 2013

Cheniere Energy Partners LP Holdings, LLC Notes to Balance Sheet, page F-12

Note 4 – Business, page F-12

38.	Your disclosure on pages 27 and 111, for example, states if “. . . Cheniere relinquishes the director voting share or ceases to own greater than 25% of your outstanding shares, we may be deemed an investment company. . . “ You indicate Cheniere has agreed to provide services for so long as Cheniere owns greater than 25% of your outstanding shares and the director voting share. Please advise us if there is a distinction in Cheniere’s ownership that must be maintained with respect to your analysis of being deemed an investment company and your agreement with Cheniere for services. If not, please revise your document to consistently describe whether Cheniere must retain both the director voting share and greater than 25% of the outstanding shares or can retain one or the other.

Response:

We acknowledge the Staff’s comment and respectfully advise that the description of Cheniere’s provision of services to us is unrelated to whether we are deemed an investment company. As disclosed on page 134 of the Form S-1, the Services Agreement between Holdings and Cheniere does not automatically terminate on a Cheniere Separation Event, which is defined throughout the Prospectus as Cheniere’s relinquishment of the director voting share or Cheniere ceasing to own 25% of our outstanding shares.

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Operations, page F-15

39.	We note your disclosure regarding the adjustments on pages F-19 and F-20 made to the consolidated statement of operations. Please explain to us the basis for segregating net loss between amounts attributable to Creole Trail Pipeline Business and to partners on page F-15. Additionally, please tell us why disaggregation is appropriate for the six months ended June 30, 2013 as ASC 805-50-45-2 requires presentation of the results of operations as though the transfer of net assets had occurred as of the beginning of the period.

Response:

We acknowledge the Staff’s comment. As detailed on pages F-20 and F-21, we retrospectively adjusted the financial statements to assume the transaction had occurred at the beginning of the period. The year-to-date and year-end activity for the Creole Trail Pipeline Business (for the six months ended June 30, 2013 and the years ended December 31, 2012 and 2011) are reported in “Net Loss”. The line “Net loss attributable to Creole Trail Pipeline Business” relates to activity occurring before the date of acquisition and is segregated so that “Net loss attributable to partners” only includes the activity of the Creole Trail Pipeline Business after the acquisition. This allows for proper presentation of the earnings per unit calculation. We have updated our disclosure to include a discussion about these adjustments. Please see pages F-20 and F-21 of the Form S-1.

Ms. Mara L. Ransom

September 20, 2013

Cheniere Energy Partners, L.P. and Subsidiaries Consolidated Statement of Cash Flows, page F-18

40.	We note your disclosure of restricted cash on pages F-26 and F-27. Please tell us and disclose how the nature of amounts within the “[u]se of restricted cash and cash equivalents” and “[i]nvestment in restricted cash and cash equivalents” line items drove their respective presentation within the separate sections of the statements of cash flows. Additionally, if these amounts are presented net within the statements of cash flows, please clearly disclose as such and tell us how said presentation is in compliance with ASC 230-10-45-7 through ASC 230-10-45-9.

Response:

We acknowledge the Staff’s comment. As detailed on pages F-27 and F-28, the cash held by Cheniere Partners’ wholly owned subsidiaries are restricted in their use and thus reported as restricted cash on the balance sheet. When funds from debt instruments are deposited into the subsidiary’s accounts, we report them gross in the financing section on the cash flow statement as proceeds from debt agreement (per ASC 230-10-45-14) and offset the proceeds as an “Investment in restricted cash and cash equivalents”. If these funds are then used to fund investing activities (for example, construction of the Liquefaction Project), we will report them gross as a “Use of investment in restricted cash and cash equivalents” and offset the proceeds as an outflow for the “LNG terminal costs, net”. The same is true for any activities for which we use restricted cash to pay for operating activities. As these movements within restricted cash apply to all classifications within the cash flow statement, we report them according to the underlying activity that they represent. We believe that our presentation is in accordance with ASC 230-10-45-7, which prescribes a presentation on a gross basis.

Cheniere Energy Partners, L.P. and Subsidiaries Notes to Consolidated Financial Statements

41.	Please explain or revise to include the segment disclosures required by ASC 280-10-50.

Response:

We acknowledge the Staff’s comment. Cheniere Partners reviews its lines of business as one operating segment. The segment, referred to as the LNG terminal business segment, consists of the operational Sabine Pass LNG terminal, which includes existing infrastructure of five LNG storage tanks with capacity of approximately 16.9 Bcfe, two docks that can accommodate vessels of up to 265,000 cubic meters and vaporizers with regasification capacity of approximately 4.0 Bcf/d and pipeline facilities (including the Creole Trail Pipeline) interconnecting the Sabine Pass LNG terminal with a number of large interstate pipelines, and the Liquefaction Project that is adjacent to the existing regasification facilities at the Sabine Pass LNG terminal.

Ms. Mara L. Ransom

September 20, 2013

The chief operating decision maker of Cheniere Partners reviews and manages the Sabine Pass LNG terminal and the Liquefaction Project as one segment. The Sabine Pass LNG terminal, the pipeline facilities and the Liquefaction Project are all managed by one manager who reports to the chief operating decision maker. While the Liquefaction Project is currently under construction, the pipeline and Sabine Pass LNG terminal will be used to support the Liquefaction Project once it begins operations. This relationship is apparent through the intercompany agreements between Sabine Pass LNG and Sabine Liquefaction for use of the docks and LNG storage tanks at the terminal. While the Sabine Pass LNG terminal will have the ability to import LNG, based on the contracts in place, its function will be to support the Liquefaction Project to export LNG. As a result, the chief operating decision maker reviews the businesses together and treats them as one segment. Any discrete financial information prepared for the Sabine Pass LNG terminal, the Liquefaction Project or the pipeline facilities is for obtaining financing or complying with regulatory requirements.

Note 3 – Summary of Significant Accounting Policies, page F-21

42.	Please revise to include the principles followed in determining the inclusion or exclusion of subsidiaries and entities in your financial statements. Refer to ASC 235-10-50 and Rule 3A-03 of Regulation S-X.

Response:

We acknowledge the Staff’s comment. We believe that this required disclosure is addressed on page F-22 under “Basis of Presentation” where we state “The consolidated financial statements include the accounts of Cheniere Partners and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.”

Note 16 – Supplemental Cash Flow Information and Disclosures of Non-Cash Transactions, page F-56

43.	Please tell us what consideration was given to including the impact of the Cheniere Creole Trail Pipeline, L.P. acquisition as disclosed on page F-19 within your non-cash investing and financing activities disclosure.

Response:

We acknowledge the Staff’s comment and have revised Note 16-Supplemental Cash Flow Information and Disclosure of Non-Cash Transactions to report the $180 million of Class B Units issued in connection with the Cheniere Creole Trail Pipeline, L.P. acquisition. Please see page F-57 of the Form S-1.

Note 17 – Cash Distributions and Net Income (Loss) per Common Unit, page F-57

44.	We note your disclosure of the sale of Class B units during the fiscal year ended December 31, 2012 and in May 2013, the impact of the beneficial conversion feature (“BCF”), the amortization of the BCF of the Class B units and your related disclosure on pages F-47 and F-58. Please explain to us in detail:

Ms. Mara L. Ransom

September 20, 2013

•	your accounting for the initial sale of Class B units, including the market value assigned to each share;

•	how you accounted for the recognition of the BCF, how the BCF will be recognized on an ongoing basis, and explain its impact to the non-Class B unit holder capital accounts; and

•	your consideration of the increasing conversion value in determining the amount of the BCF and your accounting for the increasing conversion value of a compounded 3.5% per quarter.

Please ensure your response includes relevant U.S. GAAP citations, supporting calculations, and references amounts included in your statement of partners’ and owners’ capital (deficit). We may have further comment.

Response:

We acknowledge the Staff’s comment. There were two types of Class B unit purchases:

•

Initial Units – The initial purchase of Class B units by Cheniere (11,111,111 Class B units) (the “Cheniere Initial Class B Units”) and Blackstone (33,333,334 Class B units) (the “Blackstone Initial Class B Units”, and collectively with the Cheniere Initial Class B Units, the “Initial Units”) at $15 per Class B unit.

•

Remaining Units – Subsequent funding that provided Cheniere (22,222,223 Class B units) (the “Cheniere Remaining Class B Units”) and Blackstone (66,666,666 Class B units) (the “Blackstone Remaining Class B Units”, and collectively with the Cheniere Remaining Class B Units, the “Remaining Units”) the right to acquire more Class B units at $15 per Class B unit.

Accounting for the sale of Class B units, including the market value assigned to each unit follows:

Initial Units:

Guidance

Pursuant to ASC 470-20-05-05-7, a conversion feature is a BCF if it is in-the-money at the commitment date.

ASC 470-20 provides guidance on the accounting for debt with conversion and other options (including guidance on accounting for BCFs). Per ASC 470-20-15-2, the guidance on BCFs contained in ASC 470-20 also applies to convertible preferred stock.

Ms. Mara L. Ransom

September 20, 2013

Pursuant to ASC 470-20-25-5, “An embedded beneficial conversion feature present in a convertible instrument shall be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. Paragraph 470-20-30-4 provides guidance on measuring intrinsic value that applies to both the determination of whether an embedded conversion feature is beneficial and the allocation of proceeds.”

ASC 470-20-30-3 states, “An embedded beneficial conversion feature recognized separately under paragraph 470-20-25-5 shall be measured initially at its intrinsic value.” ASC 470-20-30-5 then provides a multi-step process for determining whether a beneficial conversion feature exists and calculating its intrinsic value as follows:

The effective conversion price based on the proceeds received for, or allocated to, the convertible instrument shall be used to compute the intrinsic value, if any, of the embedded conversion option. Specifically, an issuer shall do all of the following:

a.	First, allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis.

b.	Second, apply the guidance beginning in paragraph 470-20-25-4 to the amount allocated to the convertible instrument.

c.	Third, calculate an effective conversion price and use that effective conversion price to measure the intrinsic value, if any, of the embedded conversion option.

Per ASC 470-20-30-6, a BCF is calculated at the commitment date as the difference between the conversion price and fair value of the common units into which the security is convertible multiplied by the number of common units into which the Class B units are convertible into.

Analysis

We followed the process outlined above in order to determine whether a BCF exists. Thus, the first step is to allocate the proceeds received to the convertible instruments (the purchased Class B Units) and the rights/obligations to purchase the Remaining Class B Units. ASC 470-20-30-1 states, “The allocation of proceeds under paragraph 470-20-25-2 shall be based on the relative fair values of the two instruments at time of issuance. If a commitment date must be identified in accordance with paragraphs 470-20-30-9 through 30-12 for purposes of applying the guidance on BCFs, that commitment date shall be used also to determine the relative fair values of all instruments issued together with a convertible instrument when allocating the proceeds to the separate instruments pursuant to this paragraph.” Thus, in order to determine the valuation date that should be used to allocate the proceeds, we first had to identify the commitment dates of the Initial Class B Units.

Ms. Mara L. Ransom

September 20, 2013

ASC Topic 470-20-30-10 defines the “commitment date” as the date when an agreement as to terms has been reached and the investor is committed to purchase the convertible securities based upon those terms (that is, performance by the investor is probable because of sufficiently large disincentives for non-performance). ASC 470-20-30-12 notes that a commitment date will have not occurred prior to funding if a provision exists that, “allows an investor to rescind its commitment to purchase a convertible instrument in the event of a material adverse change in the issuer’s operations or financial condition.”

Section 5.1 of the Cheniere Unit Purchase Agreement and Section 3.11 of the Blackstone Unit Purchase Agreement provided a “material adverse change” clause such that both Cheniere’s and Blackstone’s obligations to fund were contingent on the absence of such a change occurring prior to initial funding. Neither party was permitted to avoid purchasing the Remaining Units if a material adverse change actually occurred subsequent to the initial funding. Thus, based upon the guidance in ASC 470-20-30-12, for Blackstone and Cheniere, the commitment date for the initial purchase of Class B Units did not occur until the units were purchased by the respective investors (as there existed a material adverse change clause that could have allowed both investors’ obligations to be rescinded).

Initial Class B unit purchase

Based upon the above analysis, we determined that the commitment date for the Cheniere Initial Class B Units and the Cheniere Remaining Class B Units (the “CEI Commitment Date”) occurred on the date that Cheniere initially funded under its agreement (June 12, 2012). Consequently, the $167 million of proceeds paid by Cheniere was allocated between the 11,111,111 Cheniere Initial Class B Units and Cheniere’s right/obligation to purchase the 22,222,223 Cheniere Remaining Class B Units on a relative fair value basis.

Both the evaluation of whether a BCF exists and the allocation of proceeds to a BCF are based upon the intrinsic value of the embedded conversion feature. Pursuant to ASC 470-20-30-6, “Intrinsic value shall be calculated at the commitment date as the difference between the conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible.”

The calculation of intrinsic value for the Cheniere Initial Class B Units is documented below:

1)	Effective Conversion Price: Pursuant to ASC 470-20-30-5, the conversion price used to calculate the intrinsic value should be the effective conversion price. The effective conversion price of $5.13 was computed by dividing the proceeds allocated to the convertible instrument ($113,515,008) by the number of common units issuable on conversion (22,108,765) (increased as a result of the compounding 3.5% per quarter):

Ms. Mara L. Ransom

September 20, 2013

a.	The proceeds allocated to the Cheniere Initial Class B Units of $113,515,008, or $10.22 per Cheniere Initial Class B Unit purchased, was calculated by allocating the $166.7 million of proceeds paid by Cheniere between the 11,111,111 Cheniere Initial Class B Units and Cheniere’s right/obligation to purchase the 22,222,223 Cheniere Remaining Class B Units on a relative fair value basis. On the CEI Commitment Date, the 11,111,111 Cheniere Initial Class B Units were valued on a stand-alone basis at $217,666,664 (68.1% on a relative basis with the right/obligation to purchase the Cheniere Remaining Units) and Cheniere’s right/obligation to purchase the 22,222,223 Cheniere Remaining Class B Units was valued at $101,919,068 (31.9% on a relative basis with the Cheniere Initial Class B Units).

b.	The number of common units issuable upon conversion (22,108,765) was calculated using the most favorable conversion rate of 1.989788863. ASC 470-20-30-7 states that the most favorable beneficial conversion price should be used assuming no changes other than the passage of time; with respect to the Class B units, they are mandatorily convertible into common units no later than 5 years from the initial funding date and, assuming no other contingencies occurring, cannot be optionally converted earlier than that (assuming 83 months from the notice to proceed on the 2011 EPC contract occurs after 60 months from initial funding). Until that 60-month time period elapses, assuming no other changes, a 3.5% quarterly compounded accrual applies to the conversion rate and not to the liquidation preference. Accordingly, the conversion rate will effectively continue to increase at the compounding 3.5% quarterly rate. (Note that although the conversion price per Cheniere Partners’ partnership agreement remains $15 per unit, the number of common units issuable upon conversion continues to increase, which is substantially equivalent to a reduction in the “conversion price” as described in ASC 470; in other words, the structure is economically equivalent to holding the conversion rate constant and reducing the conversion price at an amount that would provide the holder with 3.5% more common units per quarter upon conversion). Therefore, the per unit most favorable conversion value was computed at $29.84682945, based on a 3.5% quarterly compounded accrual on $15 calculated for 60 months from the initial funding date, and the per unit most favorable conversion rate was computed at 1.989788863 ($29.84682945 divided by $15). Thus, the number of common units issuable on conversion is 22,108,765 (11,111,111 Cheniere Initial Class B Units multiplied by the most favorable conversion rate of 1.989788863), and the effective conversion price of $5.13 ($113,515,008.91 divided by 22,108,765) was utilized for purposes of measuring the initial beneficial conversion feature. The BCF calculation will, therefore, result in deemed dividend accounting for those changes each period, thus reflecting the reallocation of value from the common units and subordinated units to the Class B units.

Ms. Mara L. Ransom

September 20, 2013

2)	Fair Value of Cheniere Partners Common Units: $20.90 common unit price of Cheniere Partners on June 12, 2012 (the CEI Commitment Date)

3)	Number of Cheniere Initial Class B Units: 11,111,111

Given that the effective conversion price of $5.13 per Class B unit for the Cheniere Initial Class B Units, or less than the $20.90 common unit price of Cheniere Partners on June 12, 2012 (the CEI Commitment Date), the conversion option was in-the-money, and there was a BCF at the date of issuance of the Cheniere Initial Class B Units.

The $348,558,179 intrinsic value of the BCF for the Cheniere Initial Class B Units was calculated as the difference between the fair value of Cheniere Partners common units ($20.90) and the effective conversion price on the respective commitment date ($5.13), multiplied by the number of common units issuable upon conversion (22,108,765).

ASC 470-20-30-8 states, “If the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the beneficial conversion feature shall be limited to the amount of the proceeds allocated to the convertible instrument.” As such, the amount of the BCF associated with Cheniere Initial Class B Units was limited to the $113,515,008 of proceeds allocated to the Cheniere Initial Class B Units.

Except as noted below, the BCF associated with the Blackstone Initial Class B Units was accounted for in the same manner as the BCF associated with the Cheniere Initial Class B Units:

•

The commitment date for the Blackstone Initial Class B Units and the Blackstone Remaining Class B Units (the “Blackstone Commitment Date”) occurred upon Blackstone’s initial funding (August 9, 2012); the determination of the commitment date considered the same guidance and facts as was used to determine the commitment date for Cheniere. On the Blackstone Commitment Date, $50 million of “Transaction Costs” were paid to Blackstone by Cheniere Partners. ASC 470-20-30-13 states, in part, “Any amounts paid to the investor when the transaction is consummated represent a reduction in the proceeds received by the issuer (not issuance costs) and shall affect the calculation of the intrinsic value of an embedded option.” Because the $50 million Transaction Costs were paid by the issuer to the investor, those costs represented a reduction in proceeds that were allocated between the Blackstone Initial Class B Units and the Blackstone Remaining Units.

Ms. Mara L. Ransom

September 20, 2013

Remaining Units:

Guidance

We note the Emerging Issues Task Force (“EITF”) addressed a relevant issue in its deliberations on Issue 13 of EITF 00-27 with respect to warrants to acquire convertible preferred stock and noted that a BCF could exist if the warrant was equity classified as opposed to liability classified. Although no consensus was reached, its deliberations provide a relevant framework for evaluating the accounting for such a feature that Cheniere Partners believes is analogous to the instruments that represent the right/obligation to purchase the Remaining Units.

When evaluating Cheniere Partners’ accounting for the BCF associated with the right obligation to purchase the Remaining Units, the following tentative conclusions in Issue 13 of EITF 00-27 (related to the measurement and recognition of a BCF related to an equity classified warrant that allows the holder to acquire a convertible instrument for a stated exercise price) were considered:

•

When determining the commitment date for purposes of measuring the intrinsic value: If the holder transfers consideration upon issuance of the warrant that is less than the fair value of the warrant (or for the warrant and for any other instruments issued at the same time as the warrant), the exercise date of the warrant should be used as the commitment date for purposes of measuring the intrinsic value of the conversion option.

•

When computing the deemed proceeds to use when measuring the intrinsic value of a conversion option: The deemed proceeds for the convertible instrument are equal to the sum of the proceeds received for (or allocated to) the warrant and the exercise price of the warrant.

•

When recognizing the measured intrinsic value of a beneficial conversion option: If the sum of the proceeds received for or allocated to the warrant and the exercise price of the warrant is less than the fair value of the common stock that would be received upon exercising the conversion option in the convertible instrument that is underlying the warrant:

•

The excess (limited to the total proceeds originally received for or allocated to the warrant) represents a deemed distribution to the holder of the warrant for the convertible instrument that should be recognized over the life of the warrant.

•

Any intrinsic value in excess of the proceeds received for or allocated to the warrant upon its issuance should be recognized when the warrant is exercised. On the date the warrant is exercised, that excess intrinsic value and any remaining unamortized intrinsic value measured at the date the warrant was issued should be combined and amortized over the period specified in Issue 98-5 (as interpreted by Issue 6) based on the characteristics of the convertible instrument.

Ms. Mara L. Ransom

September 20, 2013

Analysis

As noted previously, ASC Topic 470-20-30-10 defines the “commitment date” as the date when an agreement as to terms has been reached and the investor is committed to purchase the convertible securities based upon those terms (that is, performance by the investor is probable because of sufficiently large disincentives for non-performance).

EITF 00-27 provides additional guidance related to the determination of a commitment date for convertible instruments issuable upon exercise of a warrant and was applied to the Remaining Units by analogy as, similar to warrants, it represents rights to purchase Class B Units at a future date for a stated strike price and eligible for equity classification. The tentative consensus for Issue 13(a) of EITF 00-27 states, “The Task Force reached a tentative conclusion that the date used to measure the intrinsic value of a conversion option in a convertible instrument that is the underlying for a warrant that provides only for physical settlement upon exercise and that is classified as an equity instrument should be the commitment date for the warrant, provided the issuer receives fair value for the warrant (or for the warrant and for any other instruments issued at the same time as the warrant) upon its issuance.” Cheniere Partners notes that the transaction to sell the Class B Units to Blackstone was between a willing buyer and a willing seller conducted after months of due diligence by the buyer and that the same price was paid by Cheniere as was paid by Blackstone. Cheniere Partners believes that this price represents the fair value of the right/obligation to fund and the Class B Units. It is further noted that the $50 million of fees paid to Blackstone by Cheniere Partners represents costs incurred that were not incurred by Cheniere given the related party relationship with Cheniere Partners. Therefore, Cheniere Partners concluded that, consistent with the tentative guidance in EITF 00-27, the commitment date for the Remaining Units issued upon the exercise of the right/obligation to fund would be the same as the commitment date for the Initial Units (June 12, 2012 for Cheniere and August 9, 2012 for Blackstone). Cheniere Partners also notes that this analysis is consistent with the definition of the commitment date in ASC 470-20, as neither investor could have avoided purchasing their respective Remaining Units after the purchase of the Initial Units (i.e., the ability to avoid purchasing the Remaining Units due to a material adverse change subsequent to the initial funding date did not exist once the Initial Units were purchased by both investors).

Remaining Class B unit purchase

The calculation of intrinsic value for the Cheniere Class B Remaining Units is documented below:

1)	Effective Conversion Price: Pursuant to ASC 470-20-30-5, the conversion price used to calculate the intrinsic value should be the effective conversion price. The effective conversion price of $8.74 was computed by dividing the total deemed proceeds allocated to the convertible instrument ($386,484,992) by the number of common units issuable on conversion (44,217,530):

Ms. Mara L. Ransom

September 20, 2013

a.	Per the guidance in EITF 00-27, when computing the deemed proceeds to use when measuring the intrinsic value of a conversion option, the deemed proceeds for the convertible instrument are equal to the sum of the proceeds received for (or allocated to) the warrant and the exercise price of the warrant. As such, the proceeds allocated to the Cheniere Remaining Class B Units ($386,485,007) total or $17.39 per Cheniere Remaining Class B Unit) included the remaining unamortized proceeds allocated to the option of $53,151,657 (allocated to the Cheniere Remaining Class B Units on a relative fair value basis) and $333,333,335 of proceeds associated with the exercise price for the 22,222,223 Cheniere Remaining Class B Units.

b.	The number of common units issuable upon conversion (44,217,532) was calculated using the most favorable conversion rate (1.989788863).

2)	Fair Value of Cheniere Partners Common Units: $20.90 common unit price of Cheniere Partners on June 12, 2012 (the CEI Commitment Date)

3)	Number of Cheniere Class B Remaining Units: 22,222,223

Given that the effective conversion price of $8.74 per Class B Unit for the Cheniere Class B Remaining Units was less than the $20.90 common unit price of Cheniere Partners on June 12, 2012 (the CEI Commitment Date), the conversion option was in-the-money, and there was a BCF on the CEI Commitment Date related to the Cheniere Remaining Class B Units.

The $537,661,408 intrinsic value of the BCF related to the Cheniere Remaining Class B Units was calculated as the difference between the fair value of Cheniere Partners’ common units ($20.90) and the effective conversion price on the respective commitment date ($8.74), multiplied by the number of common units issuable upon conversion (44,217,532).

ASC 470-20-30-8 states, “If the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the beneficial conversion feature shall be limited to the amount of the proceeds allocated to the convertible instrument.” Consequently, the amount of the BCF associated with the Cheniere Remaining Class B Units was limited to the $333,333,335 (the proceeds to be received upon the issuance of the 22,222,223 Cheniere Remaining Class B Units).

The guidance in EITF 00-27, Issue 13(c) further clarifies that if the sum of the proceeds to be received upon exercise of the right/obligation plus the amount allocated to the right/obligation is less than the fair value of the common stock to be issued upon conversion of the instrument, the excess of the fair value over the proceeds represents a deemed distribution to the warrant holder, limited to the amount allocated to the right/obligation. Consequently, the amount of the BCF associated with the right/obligation to purchase the Cheniere Remaining Class B Units on the CEI Commitment Date was limited to the $53,151,657 of proceeds allocated to the Cheniere Remaining Class B Units.

Ms. Mara L. Ransom

September 20, 2013

Except as noted below, the BCF associated with Blackstone’s right to purchase the Blackstone Remaining Class B Units was accounted for in the same manner as the BCF associated with Cheniere’s right to purchase the Cheniere Remaining Class B Units:

•

When performing any calculations utilizing the proceeds allocated to the Blackstone Remaining Class B Units, the amount of proceeds allocated to the Blackstone Initial Class B Units and the Blackstone Class B Remaining Units was reduced (on a relative fair value basis) for Transaction Costs paid to Blackstone. Blackstone’s right/obligation to purchase the Blackstone Remaining Class B Units also did not have an expiration date once initial funding occurred; given the mandatory conversion that will occur 60 months after initial funding, Cheniere Partners used that 60 month period as a proxy for the life of the Blackstone right/obligation, and amortized the BCF measured on the Blackstone initial funding date attributable to Blackstone’s right/obligation to fund. This differs from the life used for the Cheniere right/obligation, as the Cheniere right/obligation had a date certain at which its funding obligation could be terminated, which was December 31, 2012; it was not expected by Cheniere Partners that Cheniere would purchase the Cheniere Remaining Class B Units after December 31, 2012 if Blackstone had not made its initial funding. Blackstone, in contrast, did not have such a date. However, given that Blackstone had the right to purchase Blackstone Remaining Class B Units at any time and in 60 months would have been required to immediately convert its Class B Units into common units, it was expected that the right/obligation to purchase the Blackstone Remaining Class B Units would not remain outstanding any longer than 60 months.

In addition, as noted above, Cheniere Partners considered an alternative approach for amortizing the right/obligation but for the same reasons noted with respect to the Cheniere right/obligation, believed that the 60 month contractual period was most appropriate.

Cheniere Partners’ accounting for the recognition of the BCF, how the BCF will be recognized on an ongoing basis, and explanation of its impact to the non-Class B Unit holder capital accounts follows

Initial	Units:

ASC 470-20-30-8 notes, “If the intrinsic value of the beneficial conversion feature is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the beneficial conversion feature shall be limited to the amount of the proceeds allocated to the convertible instrument.” As such, the amount of the BCF associated with the Cheniere Initial Class B Units was limited to the $113,515,008 of the proceeds allocated to the Cheniere Initial Class B Units.

ASC 470-20-35-7(c) states, in part, “If a convertible instrument does not involve a multiple-step discount and does not have a stated redemption date (such as perpetual preferred stock), that discount shall be amortized from the date of issuance to the earliest conversion date as follows…For convertible preferred securities, that discount (which is analogous to a dividend) shall be recognized as a return to the preferred shareholders using the effective yield method.”

Ms. Mara L. Ransom

September 20, 2013

Although the Class B Units are not legally a convertible preferred security, their economic profile given the accrual preferences in liquidation appear most akin to such a convertible preferred instrument. Therefore, the discount for the BCF calculated on both initial fundings (by Cheniere and Blackstone) would generally be recognized using the effective yield method from the initial funding date through the earliest conversion date, which will be 60 months from Cheniere’s initial funding date of June 12, 2012.

However, in instances where the amount of the discount assigned to the BCF is limited to the amount of proceeds allocated to the convertible instrument (because the intrinsic value of the BCF exceeds the proceeds allocated to the convertible instrument), the initial carrying amount of the convertible instrument is zero (i.e., a discount of 100%). When the initial carrying amount of an instrument is zero, it is not mathematically possible to apply the interest method so an alternative amortization model must be applied. While there are differing views as to what amortization model should be applied in these instances, one generally acceptable approach is to assume a nominal initial value (e.g., $0.01) and apply the effective interest method (referred to as the “penny method”).

As noted previously, the intrinsic value of the BCF associated with the Cheniere Initial Class B Units exceeds the proceeds allocated to the Cheniere Initial Class B Units. As a result, Cheniere Partners concluded it was appropriate to use the “penny method” to amortize the BCF associated with the Cheniere Initial Class B Units. It is noted that, as a result of applying the penny method, substantially all of the interest (or dividend) cost associated with the BCF will be recognized near the end of the discount amortization period.

Remaining Units:

The guidance in EITF 00-27, Issue 13(c) further clarifies that if the sum of the proceeds to be received upon exercise of the right/obligation plus the amount allocated to the right/obligation is less than the fair value of the common stock to be issued upon conversion of the instrument, the excess of the fair value over the proceeds represents a deemed distribution to the warrant holder, limited to the amount allocated to the right/obligation. As such, the amount of the BCF associated with the right/obligation to purchase the Cheniere Remaining Class B Units on the CEI Commitment Date was limited to the $53,151,657 of proceeds allocated to the Cheniere Remaining Class B Units.

Issue 13(c) of EITF 00-27 provides guidance related to “Whether the measured intrinsic value of a beneficial conversion option in a convertible instrument that is the underlying for the warrant should be recognized at the date the warrant is issued or at the date the warrant is exercised and the convertible instrument is issued.” The EITF’s tentative conclusions related to that issue are documented as follows in paragraph 45 of EITF 00-27:

Ms. Mara L. Ransom

September 20, 2013

45. The Task Force reached a tentative conclusion that if the sum of the proceeds received for or allocated to the warrant and the exercise price of the warrant is less than the fair value of the common stock that would be received upon exercising the conversion option in the convertible instrument that is the underlying for the warrant, the excess (limited to the total proceeds originally received for or allocated to the warrant) represents a deemed distribution to the holder of the warrant for the convertible instrument that should be recognized over the life of the warrant. Any intrinsic value in excess of the proceeds received for or allocated to the warrant upon its issuance should be recognized when the warrant is exercised. On the date the warrant is exercised, that excess intrinsic value and any remaining unamortized intrinsic value measured at the date the warrant was issued should be combined and amortized over the period specified in Issue 98-5 (as interpreted by Issue 6, above) based on the characteristics of the convertible instrument.

Pursuant to the guidance in paragraph 45 of EITF 00-27, Cheniere Partners recognized the $53,151,657 of BCF over the period that Cheniere could have purchased the Cheniere Remaining Class B Units. There is no stated “life” for Cheniere’s rights/obligations to purchase the Remaining Units, and the literature does not address how to determine a “life” when the contractual agreements are silent. Cheniere Partners considered a reasonable basis on which to determine the life was based on the longest period in which it was expected that the right/obligation could reasonably be expected to be exercised. However, with respect to Cheniere’s obligation to fund on Blackstone’s initial funding date, Cheniere could have terminated its obligation to purchase the Cheniere Remaining Class B Units on December 31, 2012 if Blackstone’s initial funding had not occurred. Given the ability of Cheniere to terminate its right/obligation to fund on December 31, 2012, that date represented the outside date on which Cheniere could have been expected to purchase the Cheniere Remaining Class B Units. Therefore, Cheniere Partners amortized the BCF associated with Cheniere’s right/obligation over the period from June 12, 2012 through December 31, 2012, using that “Outside Date” as a proxy for the life of the instrument.

Cheniere Partners considered an alternative approach with respect to the amortization period by using an “expected life” for purposes of amortizing the amounts allocated to the right/obligation; however, that usage would have been a necessarily subjective exercise as there was no objective schedule in the agreements that required draws as of a certain point in time, and Cheniere Partners could not reliably determine when the fundings would occur and in what amounts. Therefore, Cheniere Partners concluded that the usage of the objective and contractual dates for purposes of amortizing the right/obligations for the Remaining Units was the most appropriate methodology.

Pursuant to the guidance in paragraph 45 of EITF 00-27, the unamortized portion of the $53,151,657 that was allocated to the right/obligation for Cheniere Class B Remaining Units at the time of the settlement of the right/obligation should be combined with the intrinsic value in excess of proceeds received or allocated to the right/obligation for Cheniere Class B

Ms. Mara L. Ransom

September 20, 2013

Remaining Units and recognized as the BCF for the Class B Units underlying the right/obligation. Such an amount should be limited to the proceeds received from the issuance, which was $333,333,335. Pursuant to the guidance in paragraph 45 of EITF 00-27 and ASC 470-20-35-7(c), the combined BCF is amortized from the date of issuance over the life of Class B Units or to the earliest conversion date, consistent with the treatment of the BCF allocated to the Cheniere Initial Class B Units, which is 5 years (the mandatory conversion date for Class B Units). In the event conversion occurs earlier because a contingent event triggers conversion, any unamortized discount on the BCF will be recognized as a dividend immediately for that period.

As described above, Cheniere Partners used the common units issuable upon conversion using the most favorable conversion rate by taking into consideration the increasing conversion rate based on the compounded 3.5% payment-in-kind per quarter.

45. You state in the last sentence of the first paragraph of page F-58 that the impact of the BCF was included in earnings per unit for the six months ended June 30, 2013, and 2012 and the year ended December 31, 2012. Please explain in detail how you included the impact of the BCF for the periods mentioned. An example with supporting calculations for one of the periods presented and the applicable U.S. GAAP citations will assist our understanding. Additionally, we were unable to identify your presentation of the reconciliation and allocation of net income to the respective equity units for the six months ended June 30, 2012.

Response:

We acknowledge the Staff’s comment. We inadvertently omitted the six months ended June 30, 2012 calculation from the footnote. We have revised the Form S-1 to include the six months ended June 30, 2012 reconciliation of Net income (loss) per unit (unaudited). Please see page F-60 of the Form S-1.

The amortization of the BCF of Class B units for six months ended June 30, 2012 (unaudited) was $4.7 million. The amortization for the period was exclusively from the amortization of the value assigned to Cheniere’s right/obligation to purchase more Class B units that were “in the money.” As discussed in response to comment 44, we allocated $53.2 million of initial proceeds to the right/obligation at June 12, 2012 and began amortizing the value through December 31, 2012 (or 202 days). At the end of the June 2012, there had been 18 days of amortization that was required to be recorded.

46. While we were able to identify a line item for the amortization of beneficial conversion feature of Class B units in the calculation of income (loss) per unit for the year ended December 31, 2012 on page F-59, we were unable to identify a similar line for the six months ended June 30, 2013 on page F-59 with amounts that agreed to the statement of partners’ and owners’ capital (deficit) on page F-17. Please explain.

Ms. Mara L. Ransom

September 20, 2013

Response:

The amortization for the six months ended June 30, 2013 was approximately $4. Due to the immaterial nature of the amortization, it is not shown due to rounding.

Below is the calculated impact to earnings from the BCF. It should be noted that the amounts in the second, third and fourth quarters of 2012 reflect the amortization of the value assigned to the Cheniere and Blackstone purchase obligations combined. In addition, as detailed in response to comment 44, we are amortizing the BCF using the effective interest method starting with $0.01 (“penny method”). As a result, there is no significant amortization of the BCF from the first quarter 2013 to the middle of 2016.

2nd 2012	$4,736,286
3rd 2012	14,888,563
4th 2012	5,694,344
1st 2013	1
2nd 2013	3
3rd 2013	11
4th 2013	36
1st 2014	117
2nd 2014	393
3rd 2014	1,327
4th 2014	4,480
1st 2015	14,820
2nd 2015	49,973
3rd 2015	170,072
4th 2015	577,835
1st 2016	1,944,849
2nd 2016	6,576,647
3rd 2016	22,515,600
4th 2016	76,941,630
1st 2017	257,554,977
2nd 2017	762,866,272
3rd 2017	795,441,765

Item 16. Exhibits and Financial Statement Schedules

47.	Regarding Exhibits 10.41, 10.43, 10.44, 10.45, 10.46 and 10.47, as you do not appear to be a party to the orders granting confidential treatment secured by Cheniere Energy Partners, L.P. and Cheniere Energy, Inc., please either file a confidential treatment request pursuant to Rule 406 under the Securities Act requesting confidential treatment for the relevant provisions of these exhibits or file complete, unredacted versions of the exhibits.

Response:

We acknowledge the Staff’s comment and respectfully advise that, concurrently with the submission of this letter, we are submitting a confidential treatment request pursuant to Rule 406 under the Securities Act requesting confidential treatment for the relevant provisions of exhibits 10.40, 10.43, 10.44, 10.45, 10.46 and 10.47.

Ms. Mara L. Ransom

September 20, 2013

Please direct any questions you have with respect to the foregoing or with respect to the Form S-1 to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

cc:	Greg Rayford, Cheniere Energy, Inc.

G. Michael O’Leary, Andrews Kurth LLP